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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 11, 2010

THUNDER MOUNTAIN GOLD

(Exact Name of Registrant as Specified in its Charter)

Idaho	**001-08429**	**91-1031075**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5248 W. Chinden, Boise, Idaho	**83714**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **208-658-1037**

1239 Parkview Drive, Elko, NV 89801 (775) 738-9826
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (3-10) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1.01 Entry into a Material Definitive Agreement.

On April 30, 2010, Thunder Mountain Gold, Inc. initiated a private offering to purchase, in the aggregate, 1,250,000 Units. Each Unit was priced at $0.20 per Unit. Each Unit was composed of one share of common stock and 1 Series A Warrant. There was a minimum offering of 500,000 Units and a maximum offering of 2,500,000 Units. Each Unit consisted of 1 share of common stock and one Series A Warrant. The Series A Warrants are exercisable at $0.20, and upon exercise entitles the holder to one-half of a Series B Warrant. The Series A Warrants terminate upon the 18th month anniversary of the effectiveness of a Registration Statement filed under the Securities Act of 1933, for the Series A Warrants. For every whole Series B Warrant, upon exercise at $0.75 per share, a Series B Warrant Holder is entitled to one share of common stock. The Series B Warrants terminate upon the18th month anniversary of the exercise of the Series A Warrants. Series B Warrants Holders would receive certain modified "ratchet" protection against dilution. The Series B Warrants are not deemed issued unless and until the Series A Warrants are exercised. Series A Warrants and Series B Warrants (once issued) are subject to call, upon notice, in certain circumstances. Certain "piggyback" registration rights were offered in conjunction with the offering. The minimum individual subscription was $100,000. Participation was limited to accredited investors. There was no placement agent fee paid in the offering, and no accountable or unaccountable expense allowance.

The closing date for the financing was May 11, 2010, and the Company received $250,000 in total proceeds.

The offering was believed exempt from registration pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(6) the Securities Act of 1933, as amended. The securities offered, sold, and issued in connection with the private placement have not been or are not registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements.

Item 3.02 Unregistered Sales of Equity Securities.

The information called for by this item is contained in Item 1.01, which is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d)   exhibits

Exhibit Number	Description of Exhibits
4.3	Specimen Series A Warrant
4.4	Specimen Series B Warrant

SIGNATURES

FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER MOUNTAIN GOLD, INC.
           (Registrant)

By: /s/ E. JAMES COLLORD

E. James Collord
President, Director and Chief Executive Officer

Date: May 11, 2010

Exhibit 4.3

<u>SERIES "A" COMMON STOCK PURCHASE WARRANT</u>

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT. THIS WARRANT MAY NOT BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT.

THUNDER MOUNTAIN GOLD, INC.

Series "A"

Warrant to Purchase Series B Warrants

FOR THE PURCHASE OF _____
SERIES B WARRANTS, NO PAR VALUE

THIS WARRANT WILL BE VOID
AFTER 5:00 P.M. PACIFIC STANDARD TIME
ON THE 18 CALENDAR MONTHS FROM THE EFFECTIVE DATE
OF THE REGISTRATION STATEMENT REFERRED
TO IN SECTION 3(d) HEREOF

Warrant No.: SAW-
Number of B Warrants: _____
Date of Issuance: _____, 2010

Thunder Mountain Gold, Inc., a Nevada corporation (the <u>Company</u>), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, that, for value received _____, or registered assigns (the "Holder"), is entitled, at any time or from time to time during the Exercise Period to subscribe for, purchase, and receive at a price of $0.20 per security (the "Exercise Price") _____ (_____) Series B Common Stock Purchase Warrants (the "Derivative Securities") of fully paid and nonassessable Series B Warrants, no par value (the "Series B Warrants") of Thunder Mountain Gold, Inc., a Nevada corporation (the "Company"). The "Exercise Period" will commence on the date of issuance of this Warrant and will terminate at 5:00 p.m. Pacific Standard Time on the 18 Calendar Month anniversary of the effective date of the registration statement referred to in Section 3(d) hereof (the "Expiration Date"). If the rights represented hereby are not exercised by 5:00 p.m. Pacific Standard on the "Expiration Date", this Warrant shall automatically become void and of no further force or effect, and all rights represented hereby shall cease and expire.

Section 1. This Warrant is the Series A Warrant Common Stock Purchase Warrant (the <u>Warrant</u>) issued pursuant to the *Subscription/Suitability Agreement* between the Company and the Holder.

(a) <u>Definitions.</u> The following words and terms as used in this Warrant shall have the following meanings:

(i)   <u>Approved Stock Plan</u> means any employee benefit plan which has been approved by the Board of Directors and stockholders of the Company, pursuant to which the Company's securities may be issued to any employee, officer, director, or consultant for services provided to the Company.

(ii)   <u>Business Day</u> means any day other than Saturday, Sunday or other day on which commercial banks in the City of Boise, Idaho are authorized or required by law to remain closed.

(iii)   <u>Closing Bid Price</u> means the closing bid price of Series B Warrants as quoted on the Principal Market (as reported by Bloomberg Financial Markets (<u>Bloomberg</u>) through its *Volume at Price* function).

(iv)   <u>Series B Warrants</u> means (i) the Company's Series B Warrants, no par value, and (ii) any capital stock into which such Series B Warrants shall have been changed or any capital stock resulting from a reclassification of such Series B Warrants. No Series B Warrants are issuable unless and until this Series A Warrant is exercised.

(v)   <u>Excluded Securities</u> means, provided such security is issued at a price which is greater than or equal to the arithmetic average of the Closing Bid Prices of the Series B Warrants for the ten (10) consecutive trading days immediately preceding the date of issuance, any of the following: (a) any issuance by the Company of securities in connection with a strategic partnership or a joint venture; (b) any issuance by the Company of securities as consideration for a merger or consolidation or reorganization with or the acquisition of a business, or other assets of another person or entity; (c) bonafide offering of securities (whether debt or equity) with gross proceeds of at least $1,000,000 million dollars, which have a per share price equal to or more than $0.20 per share; and, (d) options to purchase shares of common stock, provided (I) such options are issued after the date of this Warrant to officers, directors, employees, consultants, or advisors of the Company, and (II) the exercise price of such options is not less than $0.20 on the date of issuance of such option.

(vi)   <u>Expiration Date</u> means the date 18 Calendar Month anniversary of the effective date of the registration statement referred to in Section 3(d) hereof or, if such date falls on a Saturday, Sunday or other day on which banks are required or authorized to be closed in the City of Boise, Idaho or the State of Nevada or on which trading does not take place on the Principal Exchange or automated quotation system on which the Series B Warrants is traded (a <u>Holiday</u>), the next date that is not a Holiday.

(vii)   <u>Issuance Date</u> means the date hereof.

(viii)   <u>Options</u> means any rights, warrants or options to subscribe for or purchase Series B Warrants or Convertible Securities.

(ix)   <u>Other Securities</u> means (i) those options and warrants of the Company issued prior to, and outstanding on, the Issuance Date of this Warrant, (ii) the shares of Series B Warrants issuable on exercise of such options and warrants, provided such options and warrants are not amended after the Issuance Date of this Warrant and (iii) the shares of Series B Warrants issuable upon exercise of this Warrant.

(x)   Person means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(xi)   Principal Market means the Toronto Stock Exchange Venture Listing or the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg or, if no bid or sale information is reported for such security by Bloomberg, then the average of the bid prices of each of the market makers for such security as reported in the "pink sheets" by the Pink OTC Markets, Inc.

(xii)   Securities Act means the Securities Act of 1933, as amended.

(xiii)   Warrant means this Series A Warrant and all Warrants issued in exchange, transfer or replacement thereof (but does not include the Series B Warrants issuable upon exercise herein) .

(xiv)   Warrant Exercise Price shall be **$0.20** or as subsequently adjusted as provided in Section 9 hereof.

(xv)   Derivative Securities means the shares of Series B Warrants issuable at any time upon exercise of this Warrant.

(b)   Other Definitional Provisions.

(i)   Except as otherwise specified herein, all references herein: (A) to the Company shall be deemed to include the Company's successors and (B) to any applicable law defined or referred to herein shall be deemed references to such applicable law as the same may have been or may be amended or supplemented from time to time.

(ii)   When used in this Warrant, the words herein, hereof, and hereunder and words of similar import, shall refer to this Warrant as a whole and not to any provision of this Warrant, and the words Section, Schedule, and Exhibit shall refer to Sections of, and Schedules and Exhibits to, this Warrant unless otherwise specified.

(iii)   Whenever the context so requires, the neuter gender includes the masculine or feminine, and the singular number includes the plural, and vice versa.

Section 2.   Exercise of Warrant.

(a)   Subject to the terms and conditions hereof, this Warrant may be exercised by the holder hereof then registered on the books of the Company, pro rata as hereinafter provided, at any time on any Business Day on or after the opening of business on such Business Day, commencing with the first day after the date hereof, and prior to 5:00 p.m. Pacific Standard time on the Expiration Date: (i) by delivery of a written notice, in the form of the subscription notice attached as Exhibit A hereto (the Exercise Notice), of such holder's election to exercise this Warrant, which notice shall specify the number of Series B Warrants to be purchased, payment to the Company of an amount equal to the Warrant Exercise

Price(s) applicable to the Series B Warrants being purchased, multiplied by the number of Series B Warrants (at the applicable Warrant Exercise Price) as to which this Warrant is being exercised (plus any applicable issue or transfer taxes) (the <u>Aggregate Exercise Price</u>) in cash or wire transfer of immediately available funds and the surrender of this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) to a common carrier for overnight delivery to the Company as soon as practicable following such date (<u>Cash Basis</u>).

(b)   If the holder and the Company are unable to agree upon the determination of the Warrant Exercise Price or arithmetic calculation of the Series B Warrants within one (1) day of such disputed determination or arithmetic calculation being submitted to the holder, then the Company (in its sole discretion) shall immediately submit via facsimile the disputed determination of the Warrant Exercise Price or the Closing Bid Price to: (i) an independent, reputable investment banking firm or (ii) the disputed arithmetic calculation of the Series B Warrants to its independent registered accountant. The Company shall cause the investment banking firm or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the holder of the results no later than five (5) days from the time it receives the disputed determinations or calculations. Such investment banking firm's or accountant's determination or calculation, as the case may be, shall be deemed conclusive absent manifest error.

(c)   Unless the rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, as soon as practicable and in no event later than five (5) Business Days after any exercise and at its own expense, issue a new Warrant identical in all respects to this Warrant exercised except it shall represent rights to purchase the number of Series B Warrants purchasable immediately prior to such exercise under this Warrant exercised, less the number of Series B Warrants with respect to which such Warrant is exercised.

(d)   No fractional Series B Warrants are to be issued upon any pro rata exercise of this Warrant, but rather the number of Series B Warrants issued upon such exercise of this Warrant shall be rounded up or down to the nearest whole number.

Section 3.   Covenants as to Series B Warrants. The Company hereby covenants and agrees as follows:

(a)   This Warrant is, and any Warrants issued in substitution for or replacement of this Warrant will upon issuance be, duly authorized and validly issued.

(b)   All Series B Warrants which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

(c)   During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved at least one hundred percent (100%) of the number of Series B Warrants needed to provide for the exercise of the rights then represented by this Warrant equal to the applicable Warrant Exercise Price. If at any time the Company does not have a sufficient number of shares of Series B Warrants authorized and available, then the Company shall call and hold a special meeting of its stockholders within sixty (60) days of that time for the sole purpose of increasing the number of Series B Warrants.

(d)	If at any time after the date hereof the Company shall file a registration statement, the Company shall include the Series B Warrants issuable to the holder, pursuant to the terms of this Warrant.

(1)	Notwithstanding any other provision of this Agreement, if the representative of an underwriter for the Company or the investment banking firm for the Company, advises the Company in writing that marketing factors require a limitation on the number of shares to be underwritten or resold, the Company may (subject to the limitations set forth below) exclude all Registrable Securities of the Holder from, or limit the number of Registrable Securities of the Holder to be included in, the registration and/or underwriting. The Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated first to the Company for securities being sold for its own account. If any person does not agree to the terms of any such underwriting or other financing, he/she/it shall be excluded therefrom by written notice from the Company or the underwriter or investment banking firm. Any Registrable Securities of the Holder or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

Each Holder shall enter into such agreements as may be reasonably required by the underwriters or investment banking firm for the Company. Holder shall pay the underwriters commissions relating to the sale of their respective Registrable Securities.

(2)	*Expenses of Registration.* All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to the registration statement provided for herein shall be borne by the Company. All Selling Expenses relating to securities registered under shall be borne by the holders of such securities pro rata on the basis of the number of shares of securities so registered on their behalf, as shall any other expenses in connection with the registration required to be borne by the Holders of such securities. Selling Expenses shall include, but not limited to broker commissions, transfer agent costs, federal, state or local taxes, and similar costs and expenses.

(3)	*Definitions.* Registrable Securities shall mean Series B Warrants issued or issuable pursuant to the exercise of this Series A Warrants Purchase Warrant, provided, however, that Registrable Securities shall not include (1) any Series B Warrants which have previously been registered or have been sold to the public either pursuant to a registration statement or Rule 144, or (2) any shares held by a Holder of Registrable Securities which would be permitted to be sold by such Holder under Rule 144(k) or within the volume limitations of Rule 144 during any 90-day period, as applicable, or (3) any shares held by a Holder of Registrable Securities which have been sold in a private transaction in which the transferor's rights under this Agreement are not assigned.

(4)	Holder will cooperate with Company in all respects in connection with this Agreement, including timely supplying all information reasonably requested by Company (which shall include all information regarding the Holder and proposed manner of sale of the Registrable Securities required to be disclosed in any Registration Statement) and executing and returning all documents reasonably requested in connection with the registration and sale of the Registrable Securities and entering into and performing its obligations under any underwriting agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering. Any delay or delays caused by the Holder, or by any other purchaser of securities of the Company having registration rights similar to those contained herein, by failure to cooperate as required hereunder shall not constitute a breach or default of the Company under this Agreement.

(5)   In lieu of carrying out its obligations to effect a Registration Statement pursuant to Section 3 (d) of this Agreement or of any Agreement with Holder, the Company may carry out such obligation(s) by offering to purchase and purchasing such Registrable Securities requested to be registered in an amount in cash equal to the difference between (a) 95% of the average of the Fair Market Values for each of the five trading days preceding the Notice Date; and (b) the Exercise Price in effect on such day; with the purchase transaction closing within three (3) business days.

(e)   The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the holder of this Warrant in order to protect the exercise privilege of the holder of this Warrant against or impairment, consistent with the tenor and purpose of this Warrant. The Company will not increase the exercise price of any shares of Series B Warrants receivable upon the exercise of this Warrant above the Warrant Exercise Price then in effect, and will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully Series B Warrants upon the exercise of this Warrant.

(f)   This Warrant will be binding upon any entity succeeding to the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets.

Section 4.   Taxes. The Company shall pay any and all taxes, except any applicable withholding, which may be payable with respect to the issuance and delivery of Series B Warrants upon exercise of this Warrant.

Section 5.   Warrant Holder Not Deemed a Stockholder. Except as otherwise specifically provided herein, no holder, as such, of this Warrant shall be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Warrant of the Series B Warrants which he or she is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on such holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 5, the Company will provide the holder of this Warrant with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

Section 6.   Representations of Holder. The holder of this Warrant, by the acceptance hereof, represents that it is acquiring this Warrant and the Series B Warrants for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Series B Warrants, except pursuant to sales registered or exempted under the Securities Act. This Warrant or the Series B Warrants or any other security issued or issuable upon exercise of this

Warrant, unless registered, may not be sold, transferred or otherwise disposed of except to a person who, in the opinion of counsel for the Company, is a person to whom this Warrant or such Warrant Stock may legally be transferred without registration and without the delivery of a current prospectus under the Securities Act with respect thereto and then only against receipt of any agreement of such person to comply with the provisions of federal and/or state securities laws with respect to any resale or other disposition of such securities.

The Holder makes the following additional representations and warranties to the Company:

(i) The Holder understands that this Warrant Certificate and the Series B Warrants to be issued herein, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, THE STATES OF CALIFORNIA, WASHINGTON, IDAHO, NEVADA OR ANY OTHER STATE SECURITIES AGENCIES.

(ii) The Holder is not an underwriter and would be acquiring this Warrant Certificate and the Series B Warrants to be issued, solely for investment for its own account and not with a view to, or for, resale in connection with any distribution of stock within the meaning of the Federal Securities Acts, the California, Washington, Idaho, Nevada Securities Act, or any other applicable State Securities Acts.

(iii) The Holder understands the speculative nature and risks of investments associated with the Company, and confirms that this Warrant Certificate and the Series B Warrants to be issued would be suitable and consistent with its investment program and that its financial position enables it bear the risks of this investment; and that there may not be any public market for this Warrant Certificate and the Series B Warrants to be issued herein.

(iv) This Warrant Certificate and the Series B Warrants to be issued herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of to any person, without the express prior written consent of the Company, and the prior opinion of counsel for the Company, that such disposition will not violate Federal and/or State Securities Acts. Disposition shall include, but is not limited to acts of selling, assigning, transferring, pledging, encumbering, hypothecating, giving, and any form of conveying, whether voluntary or not.

(v) The Holder has fully reviewed or had the opportunity to review the economic consequences of this Series A Warrant Certificate and underlying securities to be issued, with its attorney and/or other financial advisor, has been afforded access to the books and records of the Corporation (including tax returns) and is or has had the opportunity to become fully familiar with the financial affairs of the Corporation.

(vi) Holder confirms that it is an "accredited investor" within the meaning of SEC Regulation "D" _or_ the undersigned, along or together with it purchaser representative(s) has such knowledge and experience in financial and business matters that it, or Holder and such representative(s) together, are capable of evaluating the merits and risks of an investment in the Company and of making an informed investment decision.

(vii)   Holder confirms that it has reviewed Company Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, and Form 8-K Reports on the Securities and Exchange Commission EDGAR website.

Section 7.   Ownership and Transfer. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any Warrant is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any transfers made in accordance with the terms of this Warrant.

Section 8.   Notices of Certain Events.

(a)   The Company will give written notice to the holder of this Warrant at least ten (10) days prior to the date on which the Company closes its books or takes a record: for determining rights to vote with respect to any Organic Change (as defined below), dissolution or liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

(b)   The Company will also give written notice to the holder of this Warrant at least ten (10) days prior to the date on which any Organic Change, dissolution or liquidation will take place, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

Section 9.   Purchase Rights; Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another Person or other transaction in each case which is effected in such a way that stockholders of the Company would have been entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as an Organic Change. Prior to the consummation of any (i) sale of all or substantially all of the Company's assets to an acquiring Person or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the Acquiring Entity) a written agreement (in form and substance satisfactory to the holders of Warrants representing at least two-thirds (iii) of the Series B Warrants issuable upon exercise of the Warrants then outstanding) to deliver to each holder of Warrants in exchange for such Warrants, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Warrant and satisfactory to the holders of the Warrants (including an adjusted warrant exercise price equal to the value for the Series B Warrants reflected by the terms of such consolidation, merger or sale, and exercisable for a corresponding number of Series B Warrants acquirable and receivable upon exercise of the Warrants without regard to any limitations on exercise, if the value so reflected is less than any Applicable Warrant Exercise Price immediately prior to such consolidation, merger or sale). Prior to the consummation of any other Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the holders of Warrants representing a majority of the Series B Warrants issuable upon exercise of the Warrants then outstanding) to insure that each of the holders of the Warrants will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the Series

11

B Warrants immediately theretofore issuable and receivable upon the exercise of such holder's Warrants (without regard to any limitations on exercise), such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of Series B Warrants which would have been issuable and receivable upon the exercise of such holder's Warrant as of the date of such Organic Change (without taking into account any limitations or restrictions on the exercisability of this Warrant).

Section 10. Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company shall promptly, on receipt of an indemnification undertaking (or, in the case of a mutilated Warrant, the Warrant), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

Section 11. Notice. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of receipt is received by the sending party transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after receipt from delivery by a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Transfer Agent:	**If to the Company:**	**With a copy to:**
Computershare Shareholder Services	Thunder Mountain Gold, Inc.	Charles A. Cleveland, P.S.
350 Indiana Street, Suite 750	5427 West Chinden Blvd.	316 West Boone Avenue , Suite 660
Golden, CO 80401	Boise, Idaho 83704	Spokane, WA 99201
	Attention: Eric T. Jones	Attention: Charles A. Cleveland, Esq
Telephone:(303) 262-0600	Telephone:(208) 366-4841	Telephone: (509) 326-1029
Facsimile:(303) 262-0603	Facsimile:(208)	Facsimile: ((509) 326-1872

If to a holder of this Warrant, to it at the address and facsimile number set forth on Exhibit C hereto, with copies to such holder's representatives as set forth on Exhibit C, or at such other address and facsimile as shall be delivered to the Company upon the issuance or transfer of this Warrant. Each party shall provide five days' prior written notice to the other party of any change in address or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, facsimile, waiver or other communication, (or (B) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively).

Section 12. Date. The date of this Warrant is set forth on page 1 hereof. This Warrant, in all events, shall be wholly void and of no effect after the close of business on the Expiration Date.

Section 13. Amendment and Waiver. Except as otherwise provided herein, the provisions of this Series A Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of at least two-thirds of the holders of Series A Warrants then outstanding; provided that, no such action may increase the Warrant Exercise Price or decrease the number of Series B Warrants obtainable upon exercise of any Series A Warrant without the written consent of the holder of such Series A Warrant.

Section 14.   Descriptive Headings; Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The corporate laws of the State of Nevada shall govern all issues concerning the relative rights of the Company and its Warrantholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Nevada.   Any controversy arising out of, connected to, or relating to any matters herein of the transactions between the Holder and the Company (including for purposes of arbitration, officers, directors, employees, controlling persons, affiliates, professional advisors, attorneys, agents, or promoters of the Company), on behalf of the undersigned, or this Warrant Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any claims relating or deriving from this Agreement, or underlying securities law and any State Law claims of fraud, negligence, negligent misrepresentations, and/or conversion shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of Nevada Law. The Holder waives any right to punitive damage claims. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall then select a third arbitrator, which shall constitute the three person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. Venue for any arbitration shall lie in Boise, Idaho.

Section 15.   Waiver of Jury Trial. **AS A MATERIAL INDUCEMENT FOR EACH PARTY HERETO TO ENTER INTO THIS WARRANT, THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS WARRANT AND/OR ANY AND ALL OF THE OTHER DOCUMENTS ASSOCIATED WITH THIS TRANSACTION.**

Section 16.   Company's Right to Redeem Warrant. Once the shares that would be issued upon exercise of this warrant are subject to an effective registration statement, then this Warrant may be redeemed by the Company, upon thirty (30) days prior within notice (Notice Period) by the Company, at a redemption price of $0.01 per Warrant (the Redemption Price), so long as the Company's Closing Bid Price for the common stock must have been in excess of $0.25 per share for the 30 consecutive days preceding the notice of demand for exercise. Upon notice to the Holder hereof, and only if the condition has been met, then the Holder will have thirty (30) days in which to exercise the Series A Warrants being redeemed or accept the Redemption Price.

IN WITNESS WHEREOF, the Company has caused this Series A Warrant to be signed as of the date first set forth above.

THUNDER MOUNTAIN GOLD, INC.

By: _____

     Name: E. James Collord

     Title: President and Chief Executive Officer

EXHIBIT A TO SERIES A WARRANT

EXERCISE NOTICE

TO BE EXECUTED
BY THE REGISTERED HOLDER TO EXERCISE THIS SERIES A WARRANT

THUNDER MOUNTAIN GOLD, INC.

The undersigned holder hereby exercises the right to purchase _______________ Series B Warrants (Series B Warrants) of Thunder Mountain Gold, Inc. (the Company), evidenced by the attached Warrant (the Warrant). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

Specify Method of exercise by check mark:

(a) Payment of Warrant Exercise Price. The holder shall pay the Aggregate Exercise Price of $_______________ to the Company in accordance with the terms of the Series A Warrant.

(b) Delivery of Series B Warrants. The Company shall deliver to the holder _________ Series B Warrants in accordance with the terms of the Series A Warrant.

Date: ________________ __, ______

Name of Registered Holder

By:
Name:
Title:

EXHIBIT B TO SERIES A WARRANT

FOR VALUE RECEIVED, the undersigned does hereby assign and transfer to
_____, Federal Identification No. _____, a Series A Warrant to purchase
_____ Series B Warrants of of Thunder Mountain Gold, Inc. represented by warrant certificate
no. SAW_____, standing in the name of the undersigned on the books of said corporation. The
undersigned does hereby irrevocably constitute and appoint _____, attorney to transfer the
Series A Warrants of said corporation, with full power of substitution in the premises.

Dated:

By:
Name:
Title:

Signature Guaranteed:

NOTICE: **The signature to the form to assign the Series A Warrant must correspond with the
name as written upon the face of the within Series A Warrant in every particular
without alteration or enlargement or any change whatsoever, and must be
guaranteed by a bank, other than a savings bank, or by a trust company or by a
firm having membership on a registered national securities exchange.**

EXHIBIT C TO SERIES A WARRANT

HOLDER'S ADDRESS

_____

_____

_____

_____

Exhibit 4.4

SERIES "B" COMMON STOCK PURCHASE WARRANT

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT. THIS WARRANT MAY NOT BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT.

THUNDER MOUNTAIN GOLD, INC.

Series "B"

Warrant to Purchase Common Stock

FOR THE PURCHASE OF _____
Shares of Common Stock, $0.001 PAR VALUE

THIS WARRANT WILL BE VOID
AFTER 5:00 P.M. PACIFIC STANDARD TIME
18 CALENDAR MONTHS FROM THE DATE OF EXERCISE OF THE SERIES A WARRANTS
PREVIOUSEFFECTIVE DATE

Warrant No.: SBW-
Number of Common Shares: _____
Date of Issuance: _____, _____

Thunder Mountain Gold, Inc., a Nevada corporation (the Company), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, _____ (Holder), the registered holder hereof or its permitted assigns, is entitled, subject to the terms set forth below, to purchase from the Company upon surrender of this Warrant, at any time or times on or after the date hereof, but not after 5:00 P.M. Pacific Standard time on the Expiration Date (as defined herein) _____ (_,_____,____) fully paid and nonassessable shares of Common Stock (as defined herein) of the Company (the Warrant Shares) at the exercise price per share provided in Section 2(a) below or as subsequently adjusted.

       Section 1. This Series B Warrant is the common stock purchase warrant (the Warrant) issued pursuant to the exercise of a Series A Warrant, previously issued by the Company to the Holder.

       (a) Definitions. The following words and terms as used in this Warrant shall have the following meanings:

(i)   <u>Approved Stock Plan</u> means any employee benefit plan which has been approved by the Board of Directors and stockholders of the Company, pursuant to which the Company's securities may be issued to any employee, officer, director, or consultant for services.

(ii)   <u>Business Day</u> means any day other than Saturday, Sunday or other day on which commercial banks in the City of Boise, Idaho are authorized or required by law to remain closed.

(iii)   <u>Closing Bid Price</u> means the closing bid price of Common Stock as quoted on the Principal Market for THMG.

(iv)   <u>Common Stock</u> means (i) the Company's common stock, par value $0.001 per share, and (ii) any capital stock into which such Common Stock shall have been changed or any capital stock resulting from a reclassification of such Common Stock.

(v)   <u>Excluded Securities</u> means, provided such security is issued at a price which is greater than or equal to the arithmetic average of the Closing Bid Prices of the Common Stock for the ten (10) consecutive trading days immediately preceding the date of issuance, any of the following: (a) any issuance by the Company of securities in connection with a strategic partnership or a joint venture; (b) any issuance by the Company of securities as consideration for a merger or consolidation or reorganization with or the acquisition of a business, or other assets of another person or entity; (c) bonafide offering of securities (whether debt or equity) with gross proceeds of at least $1,000,000 million dollars, which have a per share price equal to or more than $0.60 per share; and, (d) options to purchase shares of Common Stock, provided (I) such options are issued after the date of this Warrant to officers, directors, employees, consultants, or advisors of the Company, and (II) the exercise price of such options is not less than the Closing Bid Price of the Common Stock on the date of issuance of such option.

(vi)   <u>Expiration Date</u> means the date means the 18 Calendar Month anniversary of the exercise date of the Series A Warrants, or, if such date falls on a Saturday, Sunday or other day on which banks are required or authorized to be closed in the City of Boise, Idaho or the State of Nevada or on which trading does not take place on the Principal Exchange or automated quotation system on which the Company's Common Stock is traded (a <u>Holiday</u>), the next date that is not a Holiday. <u>Exercise</u> shall mean exercised in accordance with the terms and conditions of the Series A Warrants.

(vii)   <u>Issuance Date</u> means the date hereof.

(viii)   <u>Options</u> means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

(ix)   <u>Other Securities</u> means (i) those options and warrants of the Company issued prior to, and outstanding on, the Issuance Date of this Warrant, (ii) the shares of Common Stock issuable on exercise of such options and warrants, provided such options and warrants are not amended after the Issuance Date of this Warrant and (iii) the shares of Common Stock issuable upon exercise of this Warrant.

(x) Person means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(xi) Principal Market means the Toronto Stock Exchange Venture Listing or the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg Financial Markets, or, if no bid or sale information is reported for such security by Bloomberg, then the average of the closing bid prices of each of the market makers for such security as reported in the "pink sheets" by the Pink OTC Markets, Inc.

(xii) Securities Act means the Securities Act of 1933, as amended.

(xiii) Series A Warrant means the Series A Common Stock Purchase Warrants, designated as Series A Warrant. Unless and until the Series A Warrant is duly exercised, this Series B Warrant is null, void, and of no effect.

(xiv) Warrant means this Warrant and all Warrants issued in exchange, transfer or replacement thereof.

(xv) Warrant Exercise Price shall be **$0.60** or as subsequently adjusted as provided in Section 8 hereof.

(xvi) Warrant Shares means the shares of Common Stock issuable at any time upon exercise of this Warrant.

(b) Other Definitional Provisions.

(i) Except as otherwise specified herein, all references herein (A) to the Company shall be deemed to include the Company's successors and (B) to any applicable law defined or referred to herein shall be deemed references to such applicable law as the same may have been or may be amended or supplemented from time to time.

(ii) When used in this Warrant, the words herein, hereof, and hereunder and words of similar import, shall refer to this Warrant as a whole and not to any provision of this Warrant, and the words Section, Schedule, and Exhibit shall refer to Sections of, and Schedules and Exhibits to, this Warrant unless otherwise specified.

(iii) Whenever the context so requires, the neuter gender includes the masculine or feminine, and the singular number includes the plural, and vice versa.

Section 2. Exercise of Warrant.

(a) Subject to the terms and conditions hereof, this Warrant may be exercised by the holder hereof then registered on the books of the Company, pro rata as hereinafter provided, at any time on any Business Day on or after the opening of business on such Business Day, commencing with the first day after the date hereof, and prior to 5:00 P.M. Pacific Standard time on the Expiration Date: (i) by delivery of a written notice, in the form of the subscription notice attached as Exhibit A hereto (the Exercise Notice), of such holder's election to exercise this Warrant, which notice shall specify the number of Warrant Shares to be purchased, payment to the Company of an amount equal to the Warrant Exercise

Price(s) applicable to the Warrant Shares being purchased, multiplied by the number of Warrant Shares (at the applicable Warrant Exercise Price) as to which this Warrant is being exercised (plus any applicable issue or transfer taxes) (the Aggregate Exercise Price) in cash or wire transfer of immediately available funds and the surrender of this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) to a common carrier for overnight delivery to the Company as soon as practicable following such date (Cash Basis) or (ii) on a *cashless* basis if, at the time of exercise, the Warrant Shares have not been subject to an effective registration statement for a 45 consecutive day period, by delivering an Exercise Notice and in lieu of making payment of the Aggregate Exercise Price in cash or wire transfer, elect instead to receive upon such exercise the *Net Number* of shares of Common Stock determined according to the following formula (the Cashless Exercise):

$$\text{Net Number} = \frac{(A \times B) - (A \times C)}{B}$$

For purposes of the foregoing formula:

A = the total number of Warrant Shares with respect to which this Warrant is then being exercised.
B = the Closing Bid Price of the Common Stock on the date of exercise of the Warrant.
C = the Warrant Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

In the event of any exercise of the rights represented by this Warrant in compliance with this Section 2, the Company shall on or before the fifth (5th) Business Day following the date of receipt of the Exercise Notice, the Aggregate Exercise Price and this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) and the receipt of the representations of the holder specified in Section 6 hereof, if requested by the Company (the Exercise Delivery Documents), and if the Common Stock is DTC eligible, credit such aggregate number of shares of Common Stock to which the holder shall be entitled to the holder's or its designee's balance account with The Depository Trust Company; provided, however, if the holder who submitted the Exercise Notice requested physical delivery of any or all of the Warrant Shares, or, if the Common Stock is not DTC eligible then the Company shall, on or before the fifth (5th) Business Day following receipt of the Exercise Delivery Documents, issue and surrender to a common carrier for overnight delivery to the address specified in the Exercise Notice, a certificate, registered in the name of the holder, for the number of shares of Common Stock to which the holder shall be entitled pursuant to such request. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (i) or (ii) above the holder of this Warrant shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised. In the case of a dispute as to the determination of the Warrant Exercise Price, the Closing Bid Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the holder the number of Warrant Shares that is not disputed and shall submit the disputed determinations or arithmetic calculations to the holder via facsimile within one (1) Business Day of receipt of the holder's Exercise Notice.

(b) If the holder and the Company are unable to agree upon the determination of the Warrant Exercise Price or arithmetic calculation of the Warrant Shares within one (1) day of such disputed determination or arithmetic calculation being submitted to the holder, then the Company (in its sole discretion) shall immediately submit via facsimile the disputed determination of the Warrant Exercise Price or the Closing Bid Price to: (i) an independent, reputable investment banking firm or (ii) the disputed arithmetic calculation of the Warrant Shares to its independent registered accountant. The

Company shall cause the investment banking firm or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the holder of the results no later than five (5) days from the time it receives the disputed determinations or calculations. Such investment banking firm's or accountant's determination or calculation, as the case may be, shall be deemed conclusive absent manifest error.

(c)   Unless the rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, as soon as practicable and in no event later than five (5) Business Days after any exercise and at its own expense, issue a new Warrant identical in all respects to this Warrant exercised except it shall represent rights to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant exercised, less the number of Warrant Shares with respect to which such Warrant is exercised.

(d)   No fractional Warrant Shares are to be issued upon any pro rata exercise of this Warrant, but rather the number of Warrant Shares issued upon such exercise of this Warrant shall be rounded up or down to the nearest whole number.

Section 3.   Covenants as to Common Stock. The Company hereby covenants and agrees as follows:

(a)   This Warrant is, and any Warrants issued in substitution for or replacement of this Warrant will upon issuance be, duly authorized and validly issued.

(b)   All Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

(c)   During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved at least one hundred percent (100%) of the number of shares of Common Stock needed to provide for the exercise of the rights then represented by this Warrant and the par value of said shares will at all times be less than or equal to the applicable Warrant Exercise Price. If at any time the Company does not have a sufficient number of shares of Common Stock authorized and available, then the Company shall call and hold a special meeting of its stockholders within sixty (60) days of that time for the sole purpose of increasing the number of authorized shares of Common Stock.

(d)   If at any time after the date hereof the Company shall file a registration statement, the Company shall include the Warrant Shares issuable to the holder, pursuant to the terms of this Warrant and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of all Warrant Shares from time to time issuable upon the exercise of this Warrant; and the Company shall so list on each exchange or automated quotation system, as the case may be, and shall maintain such listing of, any other shares of capital stock of the Company issuable upon the exercise of this Warrant if and so long as any shares of the same class shall be listed on such exchange or automated quotation system.

(1)   Notwithstanding any other provision of this Agreement, if the representative of an underwriter for the Company or the investment banking firm for the Company, advises the Company in writing that marketing factors require a limitation on the number of shares to be underwritten or resold, the Company

21

may (subject to the limitations set forth below) exclude all Registrable Securities of the Holder from, or limit the number of Registrable Securities of the Holder to be included in, the registration and/or underwriting. The Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated first to the Company for securities being sold for its own account. If any person does not agree to the terms of any such underwriting or other financing, he/she/it shall be excluded therefrom by written notice from the Company or the underwriter or investment banking firm. Any Registrable Securities of the Holder or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

Each Holder shall enter into such agreements as may be reasonably required by the underwriters or investment banking firm for the Company. Holder shall pay the underwriters commissions relating to the sale of their respective Registrable Securities.

(2)   *Expenses of Registration*. All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to the registration statement provided for herein shall be borne by the Company. All Selling Expenses relating to securities registered under shall be borne by the holders of such securities pro rata on the basis of the number of shares of securities so registered on their behalf, as shall any other expenses in connection with the registration required to be borne by the Holders of such securities. Selling Expenses shall include, but not limited to broker commissions, transfer agent costs, federal, state or local taxes, and similar costs and expenses.

(3)   *Definitions.* Registrable Securities shall mean shares of Common Stock issued or issuable pursuant to the exercise of this Common Stock Purchase Warrant, provided, however, that Registrable Securities shall not include (1) any shares of Common Stock which have previously been registered or have been sold to the public either pursuant to a registration statement or Rule 144, or (2) any shares held by a Holder of Registrable Securities which would be permitted to be sold by such Holder under Rule 144(k) or within the volume limitations of Rule 144 during any 90-day period, as applicable, or (3) any shares held by a Holder of Registrable Securities which have been sold in a private transaction in which the transferor's rights under this Agreement are not assigned.

(4)   Holder will cooperate with Company in all respects in connection with this Agreement, including timely supplying all information reasonably requested by Company (which shall include all information regarding the Holder and proposed manner of sale of the Registrable Securities required to be disclosed in any Registration Statement) and executing and returning all documents reasonably requested in connection with the registration and sale of the Registrable Securities and entering into and performing its obligations under any underwriting agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering. Any delay or delays caused by the Holder, or by any other purchaser of securities of the Company having registration rights similar to those contained herein, by failure to cooperate as required hereunder shall not constitute a breach or default of the Company under this Agreement.

(5)   In lieu of carrying out its obligations to effect a Registration Statement pursuant to Section 3(d) of this Agreement or of any Agreement with Holder, the Company may carry out such obligation(s) by offering to purchase and

purchasing such Registrable Securities requested to be registered in an amount in cash equal to the difference between (a) 95% of the average of the Fair Market Values for each of the five trading days preceding the Notice Date; and (b) the Exercise Price in effect on such day; with the purchase transaction closing within three (3) business days.

(e)   The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the holder of this Warrant in order to protect the exercise privilege of the holder of this Warrant against dilution or other impairment, consistent with the tenor and purpose of this Warrant. The Company will not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Warrant Exercise Price then in effect, and will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant.

(f)   This Warrant will be binding upon any entity succeeding to the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets.

Section 4.   <u>Taxes</u>. The Company shall pay any and all taxes, except any applicable withholding, which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

Section 5.   <u>Warrant Holder Not Deemed a Stockholder</u>. Except as otherwise specifically provided herein, no holder, as such, of this Warrant shall be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Warrant of the Warrant Shares which he or she is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on such holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 5, the Company will provide the holder of this Warrant with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

Section 6.   <u>Representations of Holder</u>. The holder of this Warrant, by the acceptance hereof, represents that it is acquiring this Warrant and the Warrant Shares for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act. This Warrant or the Common Stock or any other security issued or issuable upon exercise of this Warrant, unless registered, may not be sold, transferred or otherwise disposed of except to a person who, in the opinion of counsel for the Company, is a person to whom this Warrant or such Warrant Stock may legally be transferred without registration and without the delivery of a current prospectus under the Securities Act with respect thereto and then only against receipt of any agreement of such person to comply with the provisions of federal and/or state securities laws with respect to any resale or other disposition of such securities.

The Holder makes the following additional representations and warranties to the Company:

(viii)   The Holder understands that this Warrant Certificate and the Common Stock to be issued herein, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, THE STATES OF CALIFORNIA, WASHINGTON, IDAHO, NEVADA OR ANY OTHER STATE SECURITIES AGENCIES.

(ix)   The Holder is not an underwriter and would be acquiring this Warrant Certificate and the Common Stock to be issued, solely for investment for its own account and not with a view to, or for, resale in connection with any distribution of stock within the meaning of the Federal Securities Acts, the California, Washington, Idaho, or Nevada Securities Act, or any other applicable State Securities Acts.

(x)   The Holder understands the speculative nature and risks of investments associated with the Company, and confirms that this Warrant Certificate and the Common Stock to be issued would be suitable and consistent with its investment program and that its financial position enables it bear the risks of this investment; and that there may not be any public market for this Warrant Certificate and the Common Stock to be issued herein.

(xi)   This Warrant Certificate and the Common Stock to be issued herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of to any person, without the express prior written consent of the Company, and the prior opinion of counsel for the Company, that such disposition will not violate Federal and/or State Securities Acts. Disposition shall include, but is not limited to acts of selling, assigning, transferring, pledging, encumbering, hypothecating, giving, and any form of conveying, whether voluntary or not.

(xii)   The Holder has fully reviewed or had the opportunity to review the economic consequences of this Warrant Certificate and the Common Stock to be issued, with its attorney and/or other financial advisor, has been afforded access to the books and records of the Corporation (including tax returns) and is or has had the opportunity to become fully familiar with the financial affairs of the Corporation.

(xiii)   Holder confirms that it is an "accredited investor" within the meaning of SEC Regulation "D" or the undersigned, along or together with it purchaser representative(s) has such knowledge and experience in financial and business matters that it, or Holder and such representative(s) together, are capable of evaluating the merits and risks of an investment in the Company and of making an informed investment decision.

(xiv)   Holder confirms that it has reviewed Company Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, and Form 8-K Reports on the Securities and Exchange Commission EDGAR website.

Section 7.   Ownership and Transfer. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any Warrant is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any transfers made in accordance with the terms of this Warrant.

Section 8.   Adjustment of Warrant Exercise Price and Number of Shares. The Warrant Exercise Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be adjusted from time to time as follows:

(a)   Adjustment of Warrant Exercise Price. If and whenever on or after the Issuance Date of this Warrant, the Company issues or sells, or is deemed to have issued or sold, any shares of Common Stock (other than (i) Excluded Securities and (ii) shares of Common Stock which are issued or deemed to have been issued by the Company in connection with an Approved Stock Plan or upon exercise or conversion of the Other Securities) for a consideration per share less than a price (the Applicable Price) equal to the Warrant Exercise Price in effect immediately prior to such issuance or sale, then immediately after such issue or sale the Warrant Exercise Price then in effect shall be reduced to an amount equal to such consideration per share. Upon each such adjustment of the Warrant Exercise Price hereunder, the number of Warrant Shares issuable upon exercise of this Warrant shall not be adjusted.

(b)   Effect on Warrant Exercise Price of Certain Events. For purposes of determining the adjusted Warrant Exercise Price under Section 8(a) above, the following shall be applicable:

(i)   Issuance of Options. If after the date hereof, the Company in any manner grants any Options and the lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange of any convertible securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 8(b)(i), the lowest price per share for which one share of Common Stock is issuable upon exercise of such Options or upon conversion or exchange of such Convertible Securities shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the granting or sale of the Option, upon exercise of the Option or upon conversion or exchange of any convertible security issuable upon exercise of such Option. No further adjustment of the Warrant Exercise Price shall be made upon the actual issuance of such Common Stock or of such convertible securities upon the exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange of such convertible securities.

(ii)   Issuance of Convertible Securities. If the Company in any manner issues or sells any convertible securities and the lowest price per share for which one share of Common Stock is issuable upon the conversion or exchange thereof is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such convertible securities for such price per share. For the purposes of this Section 8(b)(ii), the lowest price per share for which one share of Common Stock is issuable upon such conversion or exchange shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of Common Stock upon the issuance or sale of the convertible security and upon conversion or exchange of such convertible security. No further adjustment of the Warrant Exercise Price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such convertible securities, and if any such issue or sale of such convertible securities is made upon exercise of any Options for which adjustment of the Warrant Exercise Price had been or are to be made pursuant to other provisions of this Section 8(b), no further adjustment of the Warrant Exercise Price shall be made by reason of such issue or sale.

(iii)   <u>Change in Option Price or Rate of Conversion.</u> If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion or exchange of any convertible securities, or the rate at which any convertible securities are convertible into or exchangeable for Common Stock changes at any time, the Warrant Exercise Price in effect at the time of such change shall be adjusted to the Warrant Exercise Price which would have been in effect at such time had such Options or convertible securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold and the number of Warrant Shares issuable upon exercise of this Warrant shall be correspondingly readjusted. For purposes of this Section 8(b)(iii), if the terms of any Option or convertible security that was outstanding as of the Issuance Date of this Warrant are changed in the manner described in the immediately preceding sentence, then such Option or convertible security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment pursuant to this Section 8(b) shall be made if such adjustment would result in an increase of the Warrant Exercise Price then in effect.

(c)   <u>Effect on Warrant Exercise Price of Certain Events</u>. For purposes of determining the adjusted Warrant Exercise Price under Sections 8(a) and 8(b), the following shall be applicable:

(i)   <u>Calculation of Consideration Received</u>. If any Common Stock, Options or convertible securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefore will be deemed to be the net amount received by the Company therefore. If any Common Stock, Options or convertible securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of marketable securities, in which case the amount of consideration received by the Company will be the market price of such securities on the date of receipt of such securities. If any Common Stock, Options or convertible securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefore will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or convertible securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the holders of Warrants representing at least two-thirds (b) of the Warrant Shares issuable upon exercise of the Warrants then outstanding. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the <u>Valuation Event</u>), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the holders of Warrants representing at least two-thirds (b) of the Warrant Shares issuable upon exercise of the Warrants then outstanding. The determination of such appraiser shall be final and binding upon all parties and the fees and expenses of such appraiser shall be borne jointly by the Company and the holders of Warrants.

(ii)   <u>Record Date</u>. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (1) to receive a dividend or other distribution payable in Common Stock, Options or in convertible securities or (2) to subscribe for or purchase Common Stock, Options or convertible securities, then such record date will be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(d) Adjustment of Warrant Exercise Price upon Subdivision or Combination of Common Stock. If the Company at any time after the date of issuance of this Warrant subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, any Warrant Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of shares of Common Stock obtainable upon exercise of this Warrant will be proportionately increased. If the Company at any time after the date of issuance of this Warrant combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, any Warrant Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares issuable upon exercise of this Warrant will be proportionately decreased. Any adjustment under this Section 8(d) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(e) Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement or other similar transaction) (a Distribution), at any time after the issuance of this Warrant, then, in each such case:

(i) any Warrant Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Warrant Exercise Price by a fraction of which (A) the numerator shall be the Closing Sale Price of the Common Stock on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of Common Stock, and (B) the denominator shall be the Closing Sale Price of the Common Stock on the trading day immediately preceding such record date; and

(ii) either (A) the number of Warrant Shares obtainable upon exercise of this Warrant shall be increased to a number of shares equal to the number of shares of Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding clause (i), or (B) in the event that the Distribution is of common stock of a company whose common stock is traded on a national securities exchange or a national automated quotation system, then the holder of this Warrant shall receive an additional warrant to purchase Common Stock, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the amount of the assets that would have been payable to the holder of this Warrant pursuant to the Distribution had the holder exercised this Warrant immediately prior to such record date and with an exercise price equal to the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding clause (i).

(f)   Certain Events. If any event occurs of the type contemplated by the provisions of this Section 8 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Warrant Exercise Price and the number of shares of Common Stock obtainable upon exercise of this Warrant so as to protect the rights of the holders of the Warrants; provided, except as set forth in section 8(d),that no such adjustment pursuant to this Section 8(f) will increase the Warrant Exercise Price or decrease the number of shares of Common Stock obtainable as otherwise determined pursuant to this Section 8.

(g)   Notices.

(i)   Immediately upon any adjustment of the Warrant Exercise Price, the Company will give written notice thereof to the holder of this Warrant, setting forth in reasonable detail, and certifying, the calculation of such adjustment.

(ii)   The Company will give written notice to the holder of this Warrant at least ten (10) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change (as defined below), dissolution or liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

(iii)   The Company will also give written notice to the holder of this Warrant at least ten (10) days prior to the date on which any Organic Change, dissolution or liquidation will take place, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

Section 9.   Purchase Rights; Reorganization, Reclassification, Consolidation, Merger or Sale.

(a)   In addition to any adjustments pursuant to Section 8 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the Purchase Rights), then the holder of this Warrant will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

(b)   Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another Person or other transaction in each case which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as an Organic Change. Prior to the consummation of any (i) sale of all or substantially all of the Company's assets to an acquiring Person or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the Acquiring Entity) a written agreement (in form and substance satisfactory to the holders of Warrants representing at least two-thirds (iii) of the Warrant Shares issuable upon exercise of the Warrants then outstanding) to deliver to each holder of Warrants in exchange for such Warrants, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Warrant and satisfactory to the holders of the Warrants (including an adjusted warrant exercise price equal to the value for the Common Stock reflected by the terms of such consolidation, merger or sale, and exercisable for a corresponding number of shares of Common Stock acquirable and receivable upon exercise of the Warrants without regard to any limitations on exercise, if the value so reflected is less than any Applicable Warrant Exercise Price immediately prior to such consolidation, merger or sale). Prior to the consummation of any other Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the holders of Warrants representing a majority of the Warrant Shares issuable upon exercise of the Warrants then outstanding) to insure that each of the holders of the Warrants will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the Warrant Shares immediately theretofore issuable and receivable upon the exercise of such holder's Warrants (without regard to any limitations on exercise), such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of Warrant Shares which would have been issuable and receivable upon the exercise of such holder's Warrant as of the date of such Organic Change (without taking into account any limitations or restrictions on the exercisability of this Warrant).

> **Section 10.** Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company shall promptly, on receipt of an indemnification undertaking (or, in the case of a mutilated Warrant, the Warrant), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

> **Section 11.** Notice. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of receipt is received by the sending party transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after receipt from delivery by a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Transfer Agent:	**If to the Company:**	**With a copy to:**
Computershare Shareholder Services	Thunder Mountain Gold, Inc.	Charles A. Cleveland, P.S.
350 Indiana Street, Suite 750	5427 West Chinden Blvd.	316 West Boone Avenue , Suite 660
Golden, CO 80401	Boise, Idaho 83704	Spokane, WA 99201
	Attention: Eric T. Jones	Attention: Charles A. Cleveland ESQ
Telephone:(303) 262-0600	Telephone:(208) 366-4841	Telephone: (509) 326-1029
Facsimile:(303) 262-0603	Facsimile:(208)	Facsimile: ((509) 326-1872

If to a holder of this Warrant, to it at the address and facsimile number set forth on Exhibit C hereto, with copies to such holder's representatives as set forth on Exhibit C, or at such other address and facsimile as shall be delivered to the Company upon the issuance or transfer of this Warrant. Each party shall provide five days' prior written notice to the other party of any change in address or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, facsimile, waiver or other communication, (or (B) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively).

Section 12.   Date. The date of this Warrant is set forth on page 1 hereof. This Warrant, in all events, shall be wholly void and of no effect after the close of business on the Expiration Date, except that notwithstanding any other provisions hereof, the provisions of Section 8(b) shall continue in full force and effect after such date as to any Warrant Shares or other securities issued upon the exercise of this Warrant.

Section 13.   Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrants may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of Warrants representing at least two-thirds of the Warrant Shares issuable upon exercise of the Warrants then outstanding; provided that, except for Section 8(d), no such action may increase the Warrant Exercise Price or decrease the number of shares or class of stock obtainable upon exercise of any Warrant without the written consent of the holder of such Warrant.

Section 14.   Descriptive Headings; Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The corporate laws of the State of Nevada shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Nevada.   Any controversy arising out of, connected to, or relating to any matters herein of the transactions between the Holder and the Company (including for purposes of arbitration, officers, directors, employees, controlling persons, affiliates, professional advisors, attorneys, agents, or promoters of the Company), on behalf of the undersigned, or this Warrant Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any claims relating or deriving from this Agreement, or underlying securities law and any State Law claims of fraud, negligence, negligent misrepresentations, and/or conversion shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of Nevada Law. The Holder waives any right to punitive damage claims. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall then select a third arbitrator, which shall constitute the three person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. Venue for any arbitration shall lie in Boise, Idaho.

Section 15.   Waiver of Jury Trial. **AS A MATERIAL INDUCEMENT FOR EACH PARTY HERETO TO ENTER INTO THIS WARRANT, THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS WARRANT AND/OR ANY AND ALL OF THE OTHER DOCUMENTS ASSOCIATED WITH THIS TRANSACTION.**

Section 16.   Company's Right to Redeem Warrant. Once the shares that would be issued upon exercise of this warrant are subject to an effective registration statement, then this Warrant may be redeemed by the Company, upon thirty (30) days prior within notice (Notice Period) by the Company, at a redemption price of $0.01 per Warrant Share (the Redemption Price), so long as the Company's Closing Bid Price for the shares must have been in excess of $0.94 per share for the 30 consecutive days preceding the notice of demand for exercise. Upon notice to the Holder hereof, and only if the condition has been met, then the Holder will have thirty (30) days in which to exercise the Warrants being redeemed or accept the Redemption Price.

IN WITNESS WHEREOF, the Company has caused this Series B Warrant to be signed as of the date first set forth above.


THUNDER MOUNTAIN GOLD, INC.


By:

    Name: E. James Collord

    Title: President and Chief Executive Officer

EXHIBIT A TO SERIES B WARRANT

EXERCISE NOTICE

TO BE EXECUTED
BY THE REGISTERED HOLDER TO EXERCISE THIS SERIES B WARRANT

THUNDER MOUNTAIN GOLD, INC.

The undersigned holder hereby exercises the right to purchase _____ of the shares of Common Stock (Warrant Shares) of Thunder Mountain Gold, Inc. (the Company), evidenced by the attached Series B Common Stock Purchase Warrant (the Warrant). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

Specify Method of exercise by check mark:

      1.   Cash Exercise

            (a) Payment of Warrant Exercise Price. The holder shall pay the Aggregate Exercise Price of $_____ to the Company in accordance with the terms of the Warrant.

            (b) Delivery of Warrant Shares. The Company shall deliver to the holder _____ Warrant Shares in accordance with the terms of the Warrant.

      2.   Cashless Exercise

            (a) Payment of Warrant Exercise Price. In lieu of making payment of the Aggregate Exercise Price, the holder elects to receive upon such exercise the Net Number of shares of Common Stock determined in accordance with the terms of the Warrant.

            (b) Delivery of Warrant Shares. The Company shall deliver to the holder _____ Warrant Shares in accordance with the terms of the Warrant.

Date: _____ __, _____

Name of Registered Holder

By:
Name:
Title:

EXHIBIT B TO SERIES B COMMON STOCK PURCHASE WARRANT

WARRANT POWER

FOR VALUE RECEIVED, the undersigned does hereby assign and transfer to _____, Federal Identification No. _____, a warrant to purchase _____ shares of the capital stock of Thunder Mountain Gold, Inc. represented by warrant certificate no. _____, standing in the name of the undersigned on the books of said corporation. The undersigned does hereby irrevocably constitute and appoint _____, attorney to transfer the warrants of said corporation, with full power of substitution in the premises.

Dated:

By:
Name:
Title:

Signature Guaranteed: _____

NOTICE: **The signature to the form to assign the Warrant must correspond with the name as written upon the face of the within Warrant in every particular without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank, other than a savings bank, or by a trust company or by a firm having membership on a registered national securities exchange.**

EXHIBIT C TO SERIES B COMMON STOCK PURCHASE WARRANT

HOLDER'S ADDRESS

_____

_____

_____

_____